FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

Supplement for the month of July 2007.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Consolidated Results of Operations (US GAAP), First quarter, year ending March 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: July 27, 2007	By:	/s/ Toshio Hirota
Toshio Hirota Executive Managing Director

Consolidated Results of Operations (US GAAP) First quarter, year ending March 2008 Nomura Holdings, Inc. July 2007

1. This document is produced by Nomura Holdings, Inc. ("Nomura"). Copyright 2007 Nomura Holdings, Inc. All rights reserved.
2. Nothing in this document shall be considered as an offer to sell or solicitation of an offer to buy any security, commodity or other instrument, including securities issued by Nomura or any affiliate thereof. Offers to sell, sales, solicitations to buy, or purchases of any securities issued by Nomura or any affiliate thereof may only be made or entered into pursuant to appropriate offering materials or a prospectus prepared and distributed according to the laws, regulations, rules and market practices of the jurisdictions in which such offers or sales may be made.
3. No part of this document shall be reproduced, stored in a retrieval system or transmitted in any form or by any means, electronic, mechanical, photocopying, recording or otherwise, without the prior written permission of Nomura.
4. The information and opinions contained in this document have been obtained from sources believed to be reliable, but no representations or warranty, express or implied, are made that such information is accurate or complete and no responsibility or liability can be accepted by Nomura for errors or omissions or for any losses arising from the use of this information.
5. This document contains statements that may constitute, and from time to time our management may make "forward-looking statements" within the meaning of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. Any such statements must be read in the context of the offering materials pursuant to which any securities may be offered or sold in the
United States. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside our control. Important factors that could cause actual results to differ from those in specific forward-looking statements include, without limitation, economic and market conditions, political events and investor sentiments, liquidity of secondary markets, level and volatility of interest rates, currency exchange rates, security valuations, competitive conditions and size, and the number and timing of transactions.
6. The consolidated financial information in this document is unaudited.

First Quarter Results Key Points (P4)
First Quarter Financial Highlights (P5)
RMBS Business (P6)
First Quarter Business Segment Highlights (P7)
Domestic Retail (P8)
Global Markets (P9)
Global Investment Banking (P10)
Global Merchant Banking (P11)
Asset Management (P12)
Segment “Other” (P13)
Non-interest Expenses
(Business Segment Total) (P14)
Outline
Net Income and ROE (P16)
Consolidated Income (Quarterly) (P17)
Main Revenue Items (Quarterly) (P18)
Adjustment of Consolidated Results and Segment Results: Income
before Income Taxes (Quarterly) (P19)
Consolidated Balance Sheet (P20)
Effect of Consolidation/Deconsolidation of Certain Private Equity
Investee Companies (Non-interest Expenses) (P21)
Domestic Retail Related Data (P22)
Global Merchant Banking Related Data (P26)
Asset Management Related Data (P27)
First Quarter Achievements (P30)
League Tables (P31)
Market Share Data (P32)
Value at Risk (P33)
Number of Employees (P34)
Consolidated Income (Annually)(P36)
Main Revenue Items (Annually)(P37)
Adjustment of Consolidated Results and Segment Results:
Income before Income Taxes (Annually)(P38)
Presentation
Appendix
Full Year

First quarter ROE (annualized) of 13.7%
Commissions-for-distribution-of-investment-trusts*
of 39.6 billion yen, a record high since quarterly
reporting under US GAAP started
Global Merchant Banking exited investments in Europe
and Japan
*Nomura Securities
First Quarter Results Key Points

First Quarter Financial Highlights
Net Revenue Net Income/ROE (Annualized) Income before Income Taxes
Appendix
• Consolidated Income (Quarterly):  P17
• Adjustment of Consolidated Results and
Segment Results: Income before Income
Taxes  (Quarterly): P19
*Annualized
(billions of yen)
Net revenue for the first quarter was 380.7 billion yen (+22.3% QoQ, +84.9% YoY). Income before income taxes was
142.8 billion yen (+71.8% QoQ, +4.3 times YoY). Net income was 76.7 billion yen (+2.3 times QoQ, +3.8 times YoY).
ROE* for the first quarter was 13.7%.
Net Income (lhs)
ROE (annualized, rhs)
(billions of yen) (billions of yen)
FY2008.3
1Q 2Q 3Q 4Q 1Q
FY2007.3
FY2008.3
1Q 2Q 3Q 4Q 1Q
FY2007.3
FY2008.3
1Q 2Q 3Q 4Q 1Q
FY2007.3
Income before income taxes
Business Segment results
Effects of consolidation / deconsolidation of certain private equity investee companies
Unrealized gain (loss) on investments in equity securities held for operating purposes
20.1
43.5
79.1
33.1
76.7
13.7%
6.0%
14.6%
3.9%
8.3%
0
20
40
60
80
100
120
0%
5%
10%
15%
20%
25%
-20.6
-13.1
0.3
97.7
81.2
147.9
143.9
54.4
-4.8
-2.6
-0.4
-19.8
1.6
1.3
83.2
73.1
33.4
142.8
132.1
0
50
100
150
200
209.8
255.7
308.7
283.6
352.7
16.8
0.1
27.4
27.4
30.7
0.3
-13.1
-4.8
-20.6
-2.6
322.9
311.3
380.7
251.0
205.9
0
100
200
300
400
-2.4

657.8
266.0
0
100
200
300
400
500
600
700
RMBS Business
Total Position
Subprime
Mar. 31
657.8
210.2
Jun. 30
266.0
71.1
(billions of yen)
(billions of yen)
RMBS Business
2007.3 4Q : 41.4
2008.3 1Q : 31.2
(billions of yen)
Securitized over
300 billion yen
in first quarter
Securitized over
40 billion yen
in July
Losses in RMBS Business
Breakdown Position
Mar. 31, 07 Jun. 30, 07

First Quarter Business Segment Highlights
Net Revenue
Appendix
• Domestic Retail :P8
• Global Markets :P9
• Global Investment Banking :P10
• Global Merchant Banking :P11
• Asset Management :P12
• Segment “Other” :P13
• Adjustment of Consolidated
Results and Segment Results:
Income before Income Taxes
(Quarterly):P19
Income before Income Taxes
Other
Asset Management
Global Merchant Banking
Global Investment Banking
Global Markets
Domestic Retail
Net revenue from all business segments for the first quarter of 352.7 billion yen (+24.4% QoQ, +68.1% YoY), and income before income taxes of 147.9 billion yen (+82.0% QoQ, +2.7 times YoY).
(billions of yen)
(billions of yen)
FY2008.3
1Q 2Q 3Q 4Q 1Q
FY2007.3
FY2008.3
1Q 2Q 3Q 4Q 1Q
FY2007.3
105.6
94.5
115.9
124.1
121.8
68.9
48.5
78.1
94.6
108.9
24.1
26.6
36.7
9.2
24.1
26.4
29.7
18.8
-0.9
43.4
12.1
44.5
24.5
23.9
17.6
14.6
-13.3
56.8
15.2
15.4
308.7
283.6
209.8
255.7
352.7
0
100
200
300
400
42.5
28.2
46.9
43.3
50.6
24.1
23.9
26.0
10.9
11.6
20.7
6.7
8.0
12.2
43.1
14.3
-3.6
5.6
16.3
41.5
9.8
40.1
-5.2
12.2
11.1
5.2
-1.8
4.3
-23.0
-0.5
147.9
54.4
97.7
81.2
143.9
0
50
100
150
200

Domestic Retail
Net Revenue and Income before Income Taxes
Appendix:
• Retail stock brokerage
commissions, commissions for
distribution of investment trusts,
domestic distribution volume of
investment trusts, retail foreign
currency bond sales, etc: P22
• Domestic Client Assets: P23
• Domestic Client Assets Net
Asset Inflow: P24
• Number of Accounts: P25
• First Quarter
Achievements:P30
* From end of prior quarter
**Nomura Securities (P22)
Net revenue of 121.8 billion yen (-1.8% QoQ, +15.4% YoY), income before income taxes of 50.6 billion yen (+16.8% QoQ, +18.8% YoY). Domestic Client Assets increased by 3.1 trillion yen* to 88.3 trillion yen.
Number of accounts with an outstanding balance increased by 49 thousand* to over 4 million accounts.
Commissions for distribution of investment trusts** grew 1.4% QoQ to 39.6 billion yen on continued strong sales of investment trusts.
Stock brokerage commissions declined 23.3% QoQ to 22.2 billion yen.
(billions of yen)
(billions of yen)
Number of accounts and Domestic Client Assets expanding firmly
Full Year Quarter
FY2008.3
1Q 2Q 3Q 4Q 1Q
Commissions
104.1 155.2 174.0 269.4 251.4 63.0 50.8 63.6 73.9 68.4 -7.5% 8.6%
Sales credit
95.7 97.8 73.7 109.0 96.8 23.8 20.1 26.7 26.2 33.2 26.9% 39.3%
Fees from investment banking 15.0 26.1 24.5 26.4 24.0 3.5 6.5 8.9 5.1 3.4 -33.5% -1.2%
Investment trust administration fees and other
32.0 21.8 26.1 34.4 47.5 10.6 11.3 12.1 13.4 14.7 9.6% 38.0%
Net interest revenue
2.4 4.9 6.1 7.4 20.4 4.7 5.7 4.5 5.5 2.2 -60.5% -54.1%
Net revenue 249.3 305.8 304.4 446.5 440.1 105.6 94.5 115.9 124.1 121.8 -1.8% 15.4%
Non-interest expenses
213.6 226.2 223.2 249.3 279.3 63.1 66.3 69.0 80.8 71.3 -11.8% 13.0%
Income before income taxes 35.7 79.5 81.2 197.2 160.9 42.5 28.2 46.9 43.3 50.6 16.8% 18.8%
FY2005.3 FY2006.3 FY2003.3 FY2004.3 FY2007.3 YoY QoQ
FY2007.3
46.9
43.3
50.6
28.2
42.5
121.8
105.6
94.5
115.9
124.1
0
50
100
150
249.3
305.8
304.4
35.7
79.5
81.2
197.2
160.9
0
100
200
300
400
500
Net interest revenue
Investment trust
administration fees and
other
Fees from investment
banking
Sales credit
Commissions
Income before income
taxes
446.5 440.1

Global Markets
Appendix
• First Quarter
Achievements: P30
• Market Share Data: P32
• Value at Risk : P33
Net Revenue and Income before Income Taxes
Notes 1: In April 2004, Fixed Income, Equity and certain functions of Investment Banking were consolidated to create Global Markets.
2: Figures up to FY2004.3 are the total of Fixed Income and Equity and differ slightly in composition.
Net revenue of 108.9 billion yen (+15.1% QoQ, +58.1% YoY), income before income taxes of 26.0 billion yen
(+8.8% QoQ, +81.8% YoY).
Fixed Income net revenue increased 94.8% QoQ to 42.4 billion yen as order flow for interest rate and currency-linked structured bonds reached a record high, more than offsetting the impact of the deterioration in the US RMBS market.
Equity net revenue declined 7.0% QoQ to 61.9 billion yen due mainly to a drop MPO trading revenue.
(billions of yen)
(billions of yen)
Order flow for interest rate and currency-linked structured bonds at record high
Full Year
Quarter
58.8
93.6
120.8
60.2
157.7
290.0
236.0
284.1
243.1
371.1
0
50
100
150
200
250
300
350
400
Other
Equity
Fixed Income
Income before
income taxes
14.3
-3.6
24.1
23.9
26.0
68.9
48.5
78.1
94.6
108.9
0
20
40
60
80
100
120
140
160
FY2008.3
1Q 2Q 3Q 4Q 1Q
Fixed Income 154.0 174.0 119.8 173.8 123.1 30.8 18.7 51.8 21.8 42.4 94.8% 37.9%
Equity 82.0 110.2 90.2 168.5 147.9 34.0 24.0 23.3 66.6 61.9 -7.0% 82.1%
Other
0.0 0.0 33.1 28.8 19.1 4.1 5.7 3.0 6.2 4.6 -26.7% 10.5%
Net revenue
236.0 284.1 243.1 371.1 290.0 68.9 48.5 78.1 94.6 108.9 15.1% 58.1%
Non-interest expenses
142.4 163.3 182.9 213.4 231.2 54.6 52.1 53.9 70.6 82.9 17.3% 51.8%
Income before income taxes
93.6 120.8 60.2 157.7 58.8 14.3 -3.6 24.1 23.9 26.0 8.8% 81.8%
YoY QoQ FY2005.3 FY2006.3
FY2007.3
FY2007.3 FY2003.3 FY2004.3

Global Investment Banking
Appendix
• First Quarter
Achievements: P30
• League Tables: P31
• Market Share Data:
P32
Net Revenue and Income before Income Taxes
Note: In April 2004, Fixed Income, Equity and certain functions of Investment Banking were consolidated to create Global Markets.
* First half of CY2007 (Japan related), Thomson Financial
Net revenue of 36.7 billion yen (+38.1% QoQ, +95.3% YoY), income before income taxes of 20.7 billion yen
(+78.2% QoQ, +3.7 times YoY).
In equity financing, we acted as lead manager for such large deals as a public offering by Daikin Industries and a secondary offering by Japan Petroleum Exploration.
In M&A, we acted as financial advisor on All Nippon Airways’ sale of its hotel business and the business restructuring of Jupiter TV by Sumitomo Corporation.
Internationally, we acted as global coordinator on the IPO of PIK Group, a major Russian residential property developer, and we advised Vedanta Resources of the
UK on its acquisition of an Indian iron ore company from Mitsui & Co.
(billions of yen)
(billions of yen)
Topped M&A advisory and Equity and Equity-related league tables*
Full Year
Quarter
FY2008.3
1Q 2Q 3Q 4Q 1Q
Net revenue 69.1 70.9 75.4 99.7 99.2 18.8 29.7 24.1 26.6 36.7 38.1% 95.3%
Non-interest expenses
56.4 53.7 46.2 48.1 54.8 13.2 13.4 13.2 15.0 16.0 6.9% 20.9%
Income before income taxes 12.8 17.2 29.2 51.5 44.4 5.6 16.3 10.9 11.6 20.7 78.2% 272.2%
YoY QoQ FY2005.3 FY2006.3
FY2007.3
FY2007.3 FY2003.3 FY2004.3
99.2
99.7
75.4
70.9
69.1
44.4
51.5
29.2
17.2
12.8
0
20
40
60
80
100
120
Net revenue
Income before
income taxes
36.7
26.6
24.1
29.7
18.8
20.7
11.6 10.9
16.3
5.6
0
10
20
30
40

Global Merchant Banking
Appendix
• Effect of consolidation /
deconsolidation of certain
PE investee companies
(Non-interest Expenses) :
P21
• Business exposure: P26
Net revenue of 43.4 billion yen, income before income taxes of 40.1 billion yen
Sale of Deutsche Annington, an investee company of Terra Firma in Europe, and Wanbishi Archives, a Nomura Principal Finance investee company.
(billions of yen) (billions of yen)
Net Revenue and Income before Income Taxes
Exited investments in Europe and Japan
FY2008.3
1Q 2Q 3Q 4Q 1Q
Net revenue -6.6 10.7 7.3 68.2 65.0 12.1 44.5 9.2 -0.9 43.4 - 258.1%
Non-interest expenses
8.6 10.2 10.4 12.8 12.2 2.3 3.1 2.6 4.2 3.3 -21.5% 42.1%
Income before income taxes -15.3 0.5 -3.0 55.4 52.8 9.8 41.5 6.7 -5.2 40.1 - 309.3%
FY2005.3 FY2006.3
FY2007.3
FY2007.3 FY2003.3 FY2004.3 QoQ YoY
65.0
-6.6
10.7
7.3
68.2
52.8
0.5
-15.3
-3.0
55.4
0
20
40
60
80
Net revenue
Income before
income taxes
12.1
44.5
9.2
-0.9
43.4
40.1
6.7
41.5
9.8
-5.2
0
15
30
45
60
Full Year Quarter

Asset Management
Appendix
• Assets Under
Management: P27,28
• Asset Management
Related Data: P29
Net Revenue and Income before Income Taxes
Note: In January 2006, certain functions of Other business were integrated into Asset Management. Certain reclassifications of previously reported amounts have been made to conform to the current presentation.
*From the end of previous quarter
Net revenue of 26.4 billion yen (+9.7% QoQ, +49.7% YoY), income before income taxes of 12.2 billion yen
(+52.4% QoQ, +2.3 times YoY). Total assets under management increased by 3.6 trillion yen* to 30.6 trillion yen.
Net assets in funds for bank customers up 260 billion yen* to 2.2 trillion yen, while net assets in funds distributed through Japan Post rose 112 billion yen* to
537.1 billion yen.
Launched Nomura Asset Design Fund, a target year fund for distribution through Japan Post, and Nomura Global Contrarian Fund and Nomura RAFI ® Japan
Equity Fund for distribution through Nomura Securities.
(billions of yen) (billions of yen)
Record level of assets under management
Full Year Quarter
FY2008.3
1Q 2Q 3Q 4Q 1Q
Net revenue
40.4 40.3 49.0 65.8 90.1 17.6 23.9 24.5 24.1 26.4 9.7% 49.7%
Non-interest expenses
36.3 39.8 39.0 45.2 53.6 12.4 12.8 12.4 16.1 14.2 -11.6% 14.5%
Income before income taxes
4.0 0.5 10.0 20.6 36.5 5.2 11.1 12.2 8.0 12.2 52.4% 133.6%
FY2007.3 FY2005.3 FY2006.3 FY2003.3 FY2004.3 YoY QoQ
FY2007.3
90.1
65.8
49.0
40.3
40.4
36.5
20.6
4.0
0.5
10.0
0
20
40
60
80
100
Net revenue
Income before
income taxes
17.6
23.9
24.5
24.1
26.4
5.2
11.1
12.2
8.0
12.2
0
5
10
15
20
25
30

Segment “Other”
“Other” income before income taxes of minus 1.8 billion yen
Results for Fortress Investment Group, the US alternative asset manager in which we announced an investment in December 2006 and was listed on the New York
Stock Exchange in February 2007, have been included from the first quarter under the equity method according to US GAAP.
(billions of yen)
(billions of yen)
Income before Income Taxes
*Businesses not included in the five business divisions (Joinvest Securities, Nomura Trust & Banking, etc.) are included in Others.  FY2003.3 includes 21.2 billion yen of impairment loss on investment of affiliates.
Quarter
FY2008.3
1Q 2Q 3Q 4Q 1Q
Net gain/loss on trading related to
economic hedging transactions
-6.2 -12.8 -9.7 -64.8 -38.4 -11.4 -14.0 -11.9 -1.1 -14.4 - -
Realized Loss/gain on investment in equity
1.7 1.2 6.9 8.4 18.1 0.1 4.8 13.0 0.3 2.1 657.9% 1,405.0%
Equity in losses/earnings of affiliates -3.8 8.5 7.3 27.8 53.2 3.3 6.1 39.0 4.7 5.1 7.7% 54.3%
Corporate items -9.4 -10.7 4.5 -7.4 -11.1 -7.2 3.7 -5.9 -1.8 -9.7 - -
Others* -23.9 20.7 1.0 5.4 2.1 -7.9 3.7 8.9 -2.6 15.1 - -
Income before income taxes -41.6 7.0 10.1 -30.5 23.9 -23.0 4.3 43.1 -0.5 -1.8 - -
FY2003.3 FY2004.3 FY2005.3 FY2006.3 FY2007.3 QoQ YoY
FY2007.3
-1.8
-0.5
43.1
-23.0
4.3
-60
-40
-20
0
20
40
60
23.9
-30.5
-41.6
7.0
10.1
-60
-40
-20
0
20
40
60
Approximately 34 billion yen
related to IPO of Nomura
Real Estate Holdings
Full Year
securities held for operating purposes

Non-interest Expenses (Business Segment Total)
Note: All non-interest expense figures shown on this slide exclude the effects of consolidation/deconsolidation-of-certain-private-equity-investee-companies.
See P21 for more details.
Compensation and Benefits
Appendix
• Effect of Consolidation /
Deconsolidation of Certain PE
Investee Companies (Non-
interest Expenses): P21
• Number of Employees: P34
Non-interest expenses (business segment total) of 204.9 billion yen (+1.2% QoQ, +31.9% YoY)
As the investment in Instinet was conducted on February 1, 2007, the prior quarter includes only two months of expenses related to Instinet. As such, commissions and floor brokerage for the first quarter increased 25.4% QoQ to 22.7 billion yen.
(billions of yen)
(billions of yen)
FY2008.3
1Q 2Q 3Q 4Q 1Q
Compensation and benefits
264.7 311.3 331.0 79.5 75.2 82.8 93.5 100.7 7.6% 26.7%
Commissions and floor brokerage 22.1 31.4 49.8 9.8 10.1 11.8 18.1 22.7 25.4% 131.0%
Information processing and communications
80.9 89.1 109.5 23.0 27.3 27.2 32.0 29.2 -8.7% 26.9%
Occupancy and related depreciation
50.8 50.8 57.4 13.4 12.9 13.5 17.6 15.9 -9.4% 18.7%
Business development expenses
26.2 30.6 35.3 7.2 9.2 8.4 10.4 8.8 -15.5% 21.9%
Other
76.6 94.7 97.5 22.4 23.3 21.1 30.8 27.6 -10.2% 23.2%
Total
521.4 607.8 680.5 155.3 158.0 164.8 202.3 204.9 1.2% 31.9%
YoY QoQ FY2005.3 FY2006.3
FY2007.3
FY2007.3
521.4
680.5
607.8
0
200
400
600
800
Other
Business development
expenses
Occupancy and related
depreciation
Information processing
and communications
Commissions and floor
brokerage
Compensation and
benefits
202.3
164.8
158.0
155.3
204.9
0
50
100
150
200
250
Full Year
Quarter
FY2008.3
1Q 2Q 3Q 4Q 1Q
FY2005.3 FY2006.3
FY2007.3
FY2007.3
113.6
150.5
157.6
160.7
151.1
173.4
311.3
331.0
264.7
0
50
100
150
200
250
300
350
(billions of yen)
37.7
33.4
40.9
45.6 52.8
41.7
41.9
41.9
47.9 47.9
93.5
82.8
75.2
79.5
100.7
Fixed-type compensation and
benefits
Variable-type compensation and
benefits

Appendix

Net Income and ROE
(billions of yen)
Full Year
FY2008.3
1Q
Net income (lhs)
119.9 172.3 94.7 304.3 175.8 76.7
ROE (rhs)
7.4% 10.1% 5.2% 15.5% 8.3%
13.7%
*
Net income per basic share (yen)
61.3 88.8 48.8 159.0 92.2 40.2
Shareholders' equity per share (yen)
846.4 919.7 962.5 1,083.2 1,146.2
1,197.0
* Annualized
FY2007.3 FY2006.3 FY2005.3 FY2003.3 FY2004.3
76.7
0%
5%
10%
15%
20%
119.9
172.3
94.7
304.3
175.8
15.5%
10.1%
8.3%
5.2%
7.4%
0
100
200
300
400
Net income (lhs)
ROE (rhs)
13.7%
Quarter

Consolidated Income (Quarterly)
(billions of yen)
FY2008.3
1Q 2Q 3Q 4Q 1Q
Commissions
79.6 66.1 84.2 107.6 113.0 5.0% 41.9%
Fees from investment banking 14.4 26.9 32.3 25.7
29.9 16.3% 108.3%
Asset management and portfolio service fees 29.7 35.5 36.7 44.0
47.3 7.4% 59.1%
Net gain on trading 55.8 47.5 89.2 97.5 99.7 2.2% 78.7%
Gain (loss) on private equity investments 9.8 27.5 10.2 0.1 45.8 64,433.8% 368.3%
Interest and dividends
207.9 232.3 262.9 278.2 294.7 5.9% 41.8%
Gain (loss) on investments in equity securities -20.5 -0.0 -0.2 0.6
-0.5
-
-
Private equity entities product sales 21.0 21.7 28.8 28.6
36.5 27.4% 73.8%
Other 4.2 11.7 45.4 6.1 16.4 167.0% 292.5%
401.7 469.2 589.5 588.6 682.7 16.0% 69.9%
195.8 218.2 266.6 277.3 302.0 8.9% 54.2%
205.9 251.0 322.9 311.3
380.7 22.3% 84.9%
172.5 177.9 190.8 228.1
237.9 4.3% 37.9%
33.4 73.1 132.1 83.2 142.8 71.8% 327.6%
20.1 43.5 79.1 33.1 76.7 131.9% 281.1%
QoQ YoY
Revenue
Total revenue
Interest expense
FY2007.3
Net revenue
Non-interest expenses
Income  before income taxes
Net income

Main Revenue Items (Quarterly)
(billions of yen)
*Includes net interest revenue
Commissions
Fees from
Investment
Banking
Asset
Management
and Portfolio
Service Fees
Net Gain on
Trading*
FY2008.3
1Q 2Q 3Q 4Q 1Q
Stock brokerage commissions (Domestic Retail)
28.0 18.8 22.6 28.9 22.2 -23.3% -20.8%
Stock brokerage commissions (Other)
13.8 11.8 17.4 30.2
40.3 33.5% 191.3%
Other brokerage commissions
2.7 1.9 1.9 0.2 1.7 820.9% -36.9%
Commissions for distribution of investment trusts
25.8 23.1 33.0 38.5 39.2 1.7% 51.5%
Other
9.2 10.3 9.3 9.8 9.6 -2.3% 4.8%
Total
79.6 66.1 84.2 107.6
113.0 5.0% 41.9%
Equity underwriting and distribution
6.3 16.2 19.4 14.7 7.8 -47.1% 24.3%
Bond underwriting and distribution
2.9 4.2 6.7 1.5
2.6 73.4% -8.8%
M&A/Financial advisory fees
5.2 6.4 6.1 9.1 18.2 100.3% 251.2%
Other
0.0 0.2 0.1 0.4 1.3 247.3% 5,827.0%
Total
14.4 26.9 32.3 25.7 29.9 16.3% 108.3%
Asset management fees
21.7 23.9 28.4 32.2 38.7 20.2% 78.7%
Administration fees
4.5 7.8 4.4 7.2 4.2 -42.5% -7.5%
3.6 3.7 3.9 4.6
4.4 -3.5% 24.1%
Total
29.7 35.5 36.7 44.0 47.3 7.4% 59.1%
Bonds and other
26.7 34.4 60.0 33.7
47.8 41.7% 79.2%
Equity
31.7 12.7 28.9 64.3 51.7 -19.6% 63.0%
Merchant banking
-2.6 0.4 0.2 -0.5 0.2 -
-
Net interest revenue
12.1 14.1 -3.7 0.9 -7.3 -
-
Total
67.8 61.6 85.5 98.4
92.4 -6.1% 36.2%
YoY QoQ
FY2007.3
Custodial fees

Adjustment of Consolidated Results and Segment Results:
Income before Income Taxes (Quarterly)
(billions of yen)
FY2008.3
1Q 2Q 3Q 4Q 1Q
42.5 28.2 46.9 43.3 50.6 16.8% 18.8%
14.3 -3.6 24.1 23.9
26.0 8.8% 81.8%
5.6 16.3 10.9 11.6
20.7 78.2% 272.2%
9.8 41.5 6.7 -5.2 40.1 - 309.3%
5.2 11.1 12.2 8.0 12.2 52.4% 133.6%
77.5 93.4 100.8 81.7 149.6 83.1% 93.2%
-23.0 4.3 43.1 -0.5 -1.8 - -
54.4 97.7 143.9 81.2
147.9 82.0% 171.6%
-20.6 -4.8 -13.1 0.3
-2.6 - -
-0.4 -19.8 1.3 1.6 -2.4 - -
33.4 73.1 132.1 83.2 142.8 71.8% 327.6%
5 Business Segment Total
Other
Segment Total
Total
QoQ YoY
FY2007.3
Asset Management
Domestic Retail
Global Markets
Global Investment Banking
Global Merchant Banking
Unrealized gain (loss) on investments in equity
securities held for operating purposes
Effects of consolidation/deconsolidation of
certain private equity investee companies

Consolidated Balance Sheet
(billions of yen)
Mar. 31, 2007 Jun. 30, 2007 Mar. 31, 2007 Jun. 30, 2007
Cash and cash deposits
1,054 1,081
Short-term borrowings
1,094 1,371
Payables and deposits
1,346 1,383
Loans and receivables
1,618 2,069
Collateralized financing
20,599 18,798
Trading liabilities
4,800 6,985
Collateralized agreements
17,838 18,948
Other liabilities
846 1,190
Long-term borrowings
5,003 5,356
13,178 12,679
Total liabilities
33,687 35,084
Other assets
2,185 2,591
Shareholders' equity
Total shareholders' equity
2,186 2,284
Total assets
35,873 37,368
Total liabilities and shareholders' equity
35,873 37,368
Assets Liabilities
Trading assets and private equity
investments

Effect of Consolidation/Deconsolidation of Certain Private
Equity Investee Companies (Non-interest Expenses)
(billions of yen)
Note: In accordance with SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets,” net revenue and non-interest expenses from operations that were treated as discontinued during the fiscal year ended March 31, 2006, are separately reported as income from discontinued operations.
Full Year
Quarter
FY2008.3
1Q 2Q 3Q 4Q 1Q
Compensation and benefits 275.0 325.4 345.9 82.8 79.1 86.7 97.4 105.6
Fixed-type compensation and benefits 159.6 170.4 182.8 43.8 44.3 44.3 50.4 50.8
Segment total 151.1 160.7 173.4 41.7 41.9 41.9 47.9 47.9
Private equity investee companies 8.5 9.7 9.4 2.1 2.4 2.4 2.5
2.9
Variable-type compensation and benefits 115.4 155.0 163.1 39.0 34.8 42.4 47.0 54.8
Segment total
113.6 150.5 157.6 37.7 33.4 40.9 45.6
52.8
Private equity investee companies 1.8 4.5 5.5 1.2 1.4 1.5 1.4 2.0
Commissions and floor brokerage 23.9 32.9 50.8 10.3 10.3 12.0 18.2
23.0
Segment total 22.1 31.4 49.8 9.8 10.1 11.8 18.1 22.7
Private equity investee companies
1.8 1.5 1.0 0.4 0.2 0.2 0.1
0.3
Information processing and communications 81.4 89.6 110.0 23.2 27.4 27.3 32.1 29.3
Segment total 80.9 89.1 109.5 23.0 27.3 27.2 32.0
29.2
Private equity investee companies 0.5 0.5 0.5 0.2 0.1 0.1 0.1 0.1
Occupancy and related depreciation 53.5 55.0 61.3 14.4 13.7 14.6 18.5 17.4
Segment total 50.8 50.8 57.4 13.4 12.9 13.5 17.6 15.9
Private equity investee companies 2.7 4.3 3.9 1.0 0.9 1.1 0.9
1.5
Business development expenses
28.2 32.8 38.1 7.8 9.8 9.2 11.2
9.6
Segment total 26.2 30.6 35.3 7.2 9.2 8.4 10.4 8.8
Private equity investee companies 2.0 2.2 2.8 0.6 0.6 0.8 0.8 0.8
Other 87.6 115.4 106.0 22.7 25.7 23.6 34.1 30.1
Segment total
76.6 94.7 97.5 22.4 23.3 21.1 30.8
27.6
Private equity investee companies 11.0 20.8 8.5 0.3 2.4 2.5 3.4 2.4
Private equity entities cost of goods sold 44.7 48.8 57.2 11.4 11.8 17.4 16.6
22.9
Total non-interest expenses
594.4 700.1 769.3 172.5 177.9 190.8 228.1
237.9
Segment total 521.4 607.8 680.5 155.3 158.0 164.8 202.3 204.9
Private equity investee companies 73.0 92.2 88.9 17.2 19.9 26.0 25.8 33.0
FY2007.3
FY2005.3 FY2006.3 FY2007.3

* Nomura Securities
Domestic Retail Related Data (1)
Full Year
Quarter
FY2008.3
1Q 2Q 3Q 4Q 1Q
Stock brokerage commissions (billions of yen)
48.2 92.1 103.0 153.6 98.3 28.0 18.8 22.6 28.9
22.2
34.9 46.9 49.9 95.9 124.7 28.0 23.9 33.7 39.1
Bond investment trusts commission
16.9 11.1 6.4 3.5 2.3 0.6 0.7 0.5 0.4
Stock investment trusts commission
11.6 21.5 31.6 74.2 114.5 23.2 22.1 32.3 36.9
Foreign investment trusts commission
6.4 14.2 11.9 18.2 7.9 4.2 1.1 0.9 1.7
11.9 13.7 14.2 20.5 21.4 5.0 4.7 5.6 6.2
Bond investment trusts
8.6 10.1 10.4 14.3 14.4 3.3 3.0 3.9 4.3
Stock investment trusts
1.3 1.6 2.3 4.5 6.0 1.3 1.4 1.6 1.6
Foreign investment trusts
2.1 2.1 1.4 1.7 1.0 0.3 0.2 0.2 0.3
Other (billions of yen)
Outstanding value of annuity insurance policies (end of the period)
166.6 261.6 446.4 683.3 990.4 791.0 861.1 927.3 990.4 1,063.4
Sales of JGBs for individual investors (transaction base)
101.3 1,271.6 1,290.6 747.8 615.2 189.0 187.3 130.4 108.5 159.7
Retail foreign currency bond sales
2,284.7 1,990.0 1,154.4 1,119.2 677.1 166.4 195.9 184.5 130.2 129.9
FY2004.3
FY2007.3
FY2005.3 FY2003.3 FY2006.3 FY2007.3
39.6
0.3
37.3
1.9
6.3
4.3
1.7
0.3
Commissions for distribution of investment trusts* (billions of yen)
Domestic distribution volume of investment trusts* (trillions of yen)

Domestic Retail Related Data (2)
*   Domestic Client Assets = Total of client assets in custody in Domestic Retail (including regional financial institutions) and
Financial Management Division
** Includes CBs and warrants
***Includes variable annuity insurance
Domestic Client Assets*
Mar. 31, 2003 Mar. 31, 2004 Mar. 31, 2005 Mar. 31, 2006 Mar. 31, 2007 Jun. 30, 2007
Equities 17.1 28.9 33.5 49.3 48.5 49.8
Foreign currency bonds 3.7 4.0 4.0 3.6 3.3 3.1
Domestic bonds** 8.5 10.0 11.8 13.1 16.4 16.9
Stock investment trusts 2.2 3.0 3.3 5.3 7.4 8.5
Bond investment trusts 6.5 5.5 4.9 4.5 4.7 5.0
Overseas mutual funds 1.1 1.6 1.9 2.3 2.0 2.0
Other*** 1.6 1.7 1.9 2.3 2.9 3.0
Total 40.6 54.8 61.2 80.5 85.2 88.3
40.6
54.8
61.2
80.5
85.2
88.3
0
20
40
60
80
100
Other***
Overseas mutual
funds
Bond investment
trusts
Stock investment
trusts
Domestic bonds**
Foreign currency
bonds
Equities
(trillions of yen)

Domestic Retail Related Data (3)
*Domestic-Client-Assets-excluding-portion-from-regional-financial-institutions
Note:-Net-Asset-Inflow-=-Asset-Inflow-–-Asset-Outflow
(billions of yen)
1,582
Domestic Client Assets Net Asset Inflow *
Full Year Quarter
FY2008.3
1Q
FY2004.3 FY2005.3 FY2006.3 FY2007.3 FY2003.3
5,975
4,581
6,749
3,391
1,788
0
2,000
4,000
6,000
8,000

Domestic Retail Related Data (4)
* Total of Domestic Retail and Financial Management Division
**IT-share-is-total-of-cash-stock-transaction-and-kabushiki-mini-toshi-(odd-lot-stock-investment)
Number of Accounts* / IT Share**
Full Year
Quarter
(thousands of accounts)
Mar. 31, 2003 Mar. 31, 2004 Mar. 31, 2005 Mar. 31, 2006 Mar. 31, 2007 Jun. 30, 2007
Accounts with balance
3,418 3,460 3,678 3,780 3,953 4,002
Equity holding accounts
1,311 1,379 1,680 1,745 1,853 1,877
Nomura Home Trade (online trading accounts)
1,141 1,367 1,716 1,969 2,243 2,340
FY2008.3
1Q
(thousands of accounts)
237 297 425 343 417 135
IT share**
No. of orders
41% 49% 52% 55% 55% 57%
Transaction value
14% 22% 24% 27% 27% 27%
New accounts (individual)
FY2006.3 FY2003.3 FY2004.3 FY2005.3 FY2007.3

Global Merchant Banking Related Data
Notes: 1. Amount of exposure in Japan is total of Nomura Principal Finance (NPF), Nomura Financial Partners (NFP),
Nomura Research & Advisory (NR&A) and others
2. Amount of exposure in Europe (excluding Terra Firma) is total of Private Equity Group (PEG) and Nomura Phase4
Ventures (NPV)
(billions of yen)
Mar. 31, 2003 Mar. 31, 2004 Mar. 31, 2005 Mar. 31, 2006 Mar. 31, 2007 Jun. 30, 2007
Japan 20.1 68.9 108.4 59.9 195.5 183.9
Europe (excluding Terra Firma) 15.9 15.6 23.7 38.8 35.7 35.7
Sub Total 35.9 84.5 132.1 98.7 231.2 219.6
Terra Firma 265.7 291.2 325.5 340.4 312.2 327.1
Total
301.6 375.7 457.6 439.1 543.4 546.8
35.9
84.5
132.1
98.7
231.2 219.6
301.6
375.7
457.6
439.1
543.4 546.8
0
100
200
300
400
500
600
Terra Firma
Europe (excluding Terra Firma)
Japan
Business Exposure

Notes: 1. Total assets under management of Nomura Asset Management, Nomura Corporate Research and Asset
Management, Nomura Funds Research and Technologies, MAINTRUST KAG, and Nomura Funds Research
and Technologies America. Adjusted for asset overlap amongst group companies. Data until June 30, 2006, include Nomura Black Rock Asset Management.
2.  Nomura Funds Research and Technologies America data as of end of February, 2007.
Asset Management Related Data (1)
(trillions of yen)
Total Assets Under Management
Mar. 31, 2003 Mar. 31, 2004 Mar. 31, 2005 Mar. 31, 2006 Mar. 31, 2007 Jun. 30, 2007
27.0
23.1
17.9
17.6
15.9
30.6
0
5
10
15
20
25
30
35

Public stock investment trusts Public bond investment trusts
Privately placed investment trusts Domestic investment advisory
Overseas investment advisory
Asset Management Related Data (2)
(trillions of yen)
Nomura Asset Management Assets Under Management
Full Year
Quarter
Mar. 31
2003
Mar. 31
2004
Mar. 31
2005
Mar. 31
2006
Mar. 31
2007
Jun. 30
2007
10.7 11.3 10.8 14.0 18.8 22.0
Public stock investment trusts
3.2 4.5 4.4 6.9 10.8 13.3
Public bond investment trusts
7.3 6.3 5.6 5.6 5.8 6.2
Privately placed investment trusts
0.2 0.4 0.8 1.5 2.2 2.4
3.6 4.4 5.1 7.0 7.1 7.3
Domestic investment advisory
2.9 3.0 3.2 4.0 3.7 3.9
Overseas investment advisory
0.7 1.4 2.0 3.0 3.4 3.4
14.2 15.7 16.0 21.0 25.9 29.2
FY2008.3
1Q
0.8 0.1 -0.1 1.0 3.8 2.0
Exclude ETF
0.2 -0.1 0.2 1.4 3.7 1.2
-3.1 -1.0 -0.7 0.0 0.2 0.5
0.1 0.1 0.3 0.5 0.7 0.2
-2.2 -0.7 -0.5 1.5 4.6 2.6
Investment trusts
<Assets Under Management>
< Net Asset Inflows>
FY2007.3
Investment advisory
Total
Public bond investment trusts
FY2006.3 FY2005.3 FY2003.3
Public stock investment trusts
FY2004.3
Privately placed investment trusts
Net Asset Inflows
Mar. 31, 2003 Mar. 31, 2004 Mar. 31, 2005 Mar. 31, 2006 Mar. 31, 2007 Jun. 30, 2007
29.2
25.9
21.0
16.0
15.7
14.2
0
5
10
15
20
25
30
(trillions of yen) 35

Asset Management Related Data (3)
Domestic Public
Investment Trust
Market and
Nomura Asset
Management
Market Share
(trillions of yen)
Mar. 31, 2003 Mar. 31, 2004 Mar. 31, 2005 Mar. 31, 2006 Mar. 31, 2007 Jun. 30, 2007
Stock investment trusts
3.2 4.5 4.4 6.9 10.8 13.3
Bond investment trusts
7.3 6.3 5.6 5.6 5.8 6.2
Public stock investment trusts, Nomura's share (%)
19% 19% 15% 15% 18% 20%
Public bond investment trusts, Nomura's share (%)
40% 40% 42% 42% 44% 44%
Stock investment trusts
16.3 23.3 28.9 45.0 59.4 67.9
Bond investment trusts
18.1 15.8 13.5 13.5 13.2 14.1
Source: Investment Trusts Association, Japan
Market Total
Nomura Asset
Management
(billions of yen)
AUM in Key
Funds
My Story Profit Distribution-type Fund  B
0 454 1,537 1,955
Global REIT Open
18 307 684 735
Global Attractive Dividend Stock Fund (Monthly)
0 0 411 504
Nomura Global six Assets Diversified Fund
0 59 333 414
Asia Attractive Dividend Stock Fund
0 0 341 413
Nomura Japan-US REIT Fund
3 18 348 388
Nomura Global REIT Fund
0 225 334 329
Nomura Japan Stock Strategic Fund (Big Project - N)
353 441 342 329
Nomura Global All Stars
0 0 263 324
Nomura Multi-currency Japan Stock Fund
0 384 339 305
AUM of Products
Supplied to Banks
and Japan Post
Mar. 31, 2005 Mar. 31, 2006 Mar. 31, 2007 Jun. 30, 2007
Banks*
330 791 1,935 2,191
Japan Post
0 90 425 537
*Excluding Nomura Trust & Banking
** Figure for March 31, 2007, has been reclassified based on estimation method used for June 30, 2007

Large International Bond Underwritings
KfW (Germany): 3 billion US dollars
Equity Derivatives: Completed 20 fund derivative contracts (total amount: 391 million euros)
Loan-related Business: Approx. 58 billion yen
Nomura Capital Investment (NCI): Total of approx. 45 billion yen
Major Deals
IPO   Yachiyo Bank: 13.8 billion yen
PO Daikin Industries: 118.8 billion yen; Japan Petroleum Exploration: 85.6 billion yen
CB Heiwa Real Estate: 20 billion yen
REIT             Kenedix Realty Investment: 39.3 billion yen; Hankyu REIT 24 billion yen
HPO/STEP   Ulvac: 15.5 billion yen (HPO); Takisawa Machine Tool: 1.5 billion yen (STEP)
M&A Sale of All Nippon Airways’ hotel business: 281.3 billion yen
Business restructuring of Jupiter TV by Sumitomo Corporation: 104.9 billion yen
Int’l Deals IPO for PIK Group (major Russian residential property developer): Approx. 2 billion US dollars
Acquisition of an Indian iron ore company from Mitsui & Co. by Vedanta Resources of UK: 980 million US dollars
Mothers IPO by Chinese firm Asia Media: 5.1 billion yen
Sales of New Investment Trusts
Nomura Global Contrarian Fund (launched April 26, 2007) 230.9 billion yen (as of June 30, 2007)
Fidelity Asset Diversified Fund (launched June 28, 2007) 64.9 billion yen (as of June 30, 2007)
Nomura RAFI ® Japan Equity Fund (launched May 30, 2007) 39.8 billion yen (as of June 30, 2007)
First Quarter Achievements
June September December March June
Number of Accounts 40,156 61,554 75,562 129,516 166,387
Number of Margin Trading Account 1,224 3,182 5,805 9,054 11,272
Monthly Transaction Value (millions of yen)
54,919 177,096 316,303 591,354 699,710
Monthly Margin Transaction Value
19,472 100,698 191,666 386,363 453,191
Assets in Custody (millions of yen)
47,754 113,301 171,540 256,215 319,248
2007 2006
Domestic
Retail
Global
Markets
Global
Investment
Banking
Joinvest
Securities

League Tables
Source: Thomson Financial
Proceeds
(USD mil)
Mkt. Share
No. of
Deals
Rank Value
(USD mil)
Mkt. Share
No. of
Deals
1 Nomura 6,669.6 46.9% 50 1 Nomura 25,993.4 32.0% 94
2 Daiwa Securities SMBC 1,805.5 12.7% 38 2 GCA 15,363.9 18.9% 11
3 Mitsubishi UFJ Financial Group 1,632.7 11.5% 16 3 Citi 13,768.8 16.9% 57
4 Mizuho Financial Group 1,161.1 8.2% 21 4 Mizuho Financial Group 13,416.2 16.5% 44
5 Nikko Citi 1,081.1 7.6% 16 5 Morgan Stanley 10,257.6 12.6% 17
6 Merrill Lynch 612.0 4.3% 3 6 Merrill Lynch 9,896.4 12.2% 10
7 Shinko Securities 347.7 2.4% 15 7 Goldman Sachs 9,277.4 11.4% 16
8 Goldman Sachs 230.3 1.6% 3 8 Mitsubishi UFJ Financial Group 9,127.2 11.2% 49
9 Deutsche Bank 159.5 1.1% 2 9 KPMG 8,974.0 11.0% 17
10 UBS 156.0 1.1% 2 10 Daiwa Securities SMBC 5,700.0 7.0% 54
Proceeds
(JPY mil)
Mkt. Share
No. of
Issues
Proceeds
(JPY mil)
Mkt. Share
No. of
Issues
1 Nikko Citi 1,006,666.3 30.1% 62 1 Mizuho Financial Group 902,220.0 36.8% 47
2 Daiwa Securities SMBC 306,057.1 9.2% 17 2 Daiwa Securities SMBC 474,891.0 19.4% 31
3 Nomura 296,811.5 8.9% 13 3 Nomura 346,232.0 14.1% 22
4 Morgan Stanley 289,884.5 8.7% 15 4 Mitsubishi UFJ Financial Group 332,474.5 13.5% 21
5 Deutsche Bank 238,078.2 7.1% 15 5 Nikko Citi 104,994.0 4.3% 6
6 Mitsubishi UFJ Financial Group 217,560.4 6.5% 8 6 Merrill Lynch 62,500.0 2.6% 5
7 Merrill Lynch 198,849.3 6.0% 6 7 Credit Suisse Securities 55,000.0 2.2% 3
8 UBS 158,221.9 4.7% 6 8 Shinko Securities 48,000.0 2.0% 4
9 Lehman Brothers 122,932.0 3.7% 2 9 Morgan Stanley 33,320.0 1.4% 1
10 Mizuho Financial Group 88,177.3 2.6% 4 10 Goldman Sachs & Co 29,993.0 1.2% 3
Global Equity & Equity-related (Japan) Any Japanese Involvement Financial Advisors
Announced deals, value base
R
a
n
k
Bookrunner
Jan. 1, 2007 - Jun. 30, 2007
R
a
n
k
Advisor
Jan. 1, 2007  - Jun. 30, 2007
Global & Euro Yen Bonds Domestic Straight Bonds (excluding self-funding)
R
a
n
k
Bookrunner
Jan. 1, 2007 - Jun. 30, 2007
R
a
n
k
Bookrunner
Apr. 1, 2007  - Jun. 30, 2007

Market Share Data
(trillions of yen)
Secondary Market
Share Data
Primary Market
Share Data
Full Year
Quarter
FY2008.3
1Q
Individual Equity Agency Transactions Share
Market
52.0 105.9 144.7 308.3 270.2 67.2
Nomura's share
16% 10% 8% 7% 5% 4%
Off-floor/Off-exchange Equity Trading Share
Off-floor market
33.2 31.9 33.2 48.6 48.2 13.5
Off-exchange
14.1 19.3 21.1 30.5 42.8 14.2
Nomura's share
20% 16% 17% 21% 21% 22%
JGB Auction Share
Market
68.1 74.4 80.1 80.7 85.3
21.7
Nomura's share
15% 16% 18% 11% 11%
11%
Bond Secondary Trading Share
Market
1,129 1,235 1,361 1,296 1,341 353
Nomura's share
14% 16% 15% 13% 11% 10%
FY2008.3
1Q
(accumulated)
Global Equity and Equity-related Japan
Nomura's share 30% 30% 25% 26% 33% 53%
Japanese IPO
Nomura's share
11% 27% 32% 20% 21%
53%
Japanese PO
Nomura's share
50% 33% 25% 27% 40%
57%
Convertible Bonds
Nomura's share
13% 28% 19% 34% 34% 31%
Global and Euro Yen Bonds
Nomura's share
21% 31% 23% 23% 7% 7%
Straight Bonds, Lead Manager (excl. self-funding)
Nomura's share
26% 19% 17% 18% 14% 13%
Source: Thomson Financial (Value base)
FY2007.3
FY2006.3
FY2006.3
FY2007.3
FY2003.3 FY2004.3 FY2005.3
FY2003.3 FY2004.3 FY2005.3
Note: Off-floor/off-exchange equity trading share data for 1Q are preliminary figures as of July 25.

Value at Risk
Definition
99% confidence level (2.33 standard dev.)
1-day time horizon for outstanding portfolio
Inter-product price fluctuations considered
From April 2, 2007 to June 29, 2007 (billions of yen)
Maximum: 6.6
Minimum: 5.4
Average: 6.0
(billions of yen)
Equity
1.5 3.3 3.0 6.0 4.6 4.7
Interest Rate
2.3 2.0 2.8 3.3 3.7 3.5
Foreign Exchange
0.2 0.5 0.7 1.4 1.4 2.4
Sub-total
4.0 5.8 6.5 10.7 9.8 10.6
Diversification Benefit
-0.9 -1.9 -2.4 -3.7 -3.6
-4.2
VaR
3.1 3.9 4.1 7.0 6.2 6.4
End of the period Mar. 2003 Mar. 2004 Mar. 2005 Jun. 2007 Mar. 2006 Mar. 2007

Number of Employees
*Excludes employees of private equity investee companies
End of the period Mar. 2003 Mar. 2004 Mar. 2005 Mar. 2006 Mar. 2007 Jun. 2007
Japan (excluding FA, SA)*
9,258 9,148 9,190 9,354 9,958 10,751
Japan (FA, SA)
1,986 1,915 1,875 1,948 2,174 2,391
Europe
1,389 1,403 1,535 1,515 1,791
1,824
Americas
797 866 1,026 1,073 1,322 1,217
Asia/Oceania
616 655 718 778 900 950
Total
14,046 13,987 14,344 14,668 16,144 17,133

Full Year

Consolidated Income (Annually)
(billions of yen)
Note: In accordance with SFAS No. 144 “Accounting for the
Impairment-or
Disposal of Long-Lived Assets,” net revenue and non-interest expenses from operations that were treated as discontinued during the fiscal year ended March 31, 2006, are separately reported as income from discontinued
operations.
Commissions 141.6 210.2 222.0 356.3 337.5
Fees from investment banking 81.8 87.0 92.3 108.8 99.3
Asset management and portfolio service fees 79.3 66.2 78.5 102.7 146.0
Net gain on trading
172.3 229.0 201.7 304.2 290.0
Gain (loss) on private equity investments -14.4 13.1 7.7 12.3 47.6
Interest and dividends 368.7 343.3 401.4 693.8 981.3
Gain (loss) on investments in equity securities -41.3 55.9 15.3 67.7 -20.1
Private equity entities product sales 6.2 17.6 75.1 88.2 100.1
Other
13.4 23.6 32.3 58.8 67.4
807.7 1,045.9 1,126.2 1,792.8 2,049.1
241.4 242.8 327.0 647.2 958.0
566.3 803.1 799.2 1,145.7 1,091.1
518.9 520.4 594.4 700.1 769.3
47.4 282.7 204.8 445.6 321.8
- - -
99.4
-
Income before income taxes
47.4 282.7 204.8 545.0 321.8
119.9 172.3 94.7 256.6 175.8
- - -
47.7
-
Net income 119.9 172.3 94.7 304.3 175.8
FY2003.3
Non-interest expenses
Income from continuing operations before income taxes
FY2007.3
Net income from discontinued operations
Net income from continuing operations
Revenue
FY2006.3
Income from discontinued operations before income taxes
Total revenue
Net revenue
Interest expense
FY2005.3 FY2004.3

Main Revenue Items (Annually)
(billions of yen)
*Includes net interest revenue
Commissions
Fees from
Investment
Banking
Asset
Management
and Portfolio
Service Fees
Net Gain on
Trading*
Stock brokerage commissions (Domestic Retail)
48.2 92.1 103.0 153.6 98.3
Stock brokerage commissions (Other)
29.3 45.4 40.2 79.5 73.2
Other brokerage commissions
7.6 12.2 13.0 14.3 6.8
Commissions for distribution of investment trusts
30.5 37.3 41.7 85.1 120.5
Other
26.0 23.2 24.1 23.8 38.6
Total
141.6 210.2 222.0 356.3 337.5
Equity underwriting and distribution
24.6 44.7 49.1 57.3 56.6
Bond underwriting and distribution
37.0 26.4 20.5 21.2 15.3
M&A/Financial advisory fees
16.8 15.8 22.6 30.3 26.7
Other
3.4 0.1 0.1 0.1 0.7
Total
81.8 87.0 92.3 108.8 99.3
Asset management fees
60.2 44.2 51.1 68.5 106.3
Administration fees
10.0 12.1 16.1 20.6 24.0
Custodial fees
9.1 9.9 11.3 13.6 15.7
Total
79.3 66.2 78.5 102.7 146.0
Bonds and other
133.6 152.3 120.9 150.9 154.9
Equity
35.9 75.2 76.8 148.1 137.6
Merchant banking
2.8 1.5 4.0 5.2 -2.5
Net interest revenue
127.3 100.4 74.3 46.6 23.3
Total
299.6 329.4 276.0 350.8 313.4
FY2003.3 FY2004.3 FY2005.3 FY2006.3 FY2007.3

(billions of yen)
Adjustment of Consolidated Results and Segment Results:
Income before Income Taxes (Annually)
Notes: 1. In accordance with SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets,” net revenue and non-interest expenses from operations that were treated as discontinued during the fiscal year ended March 31, 2006, are separately reported as income from discontinued operations.
2. In April 2005, Global Wholesale was reorganized into Global Markets, Global Investment Banking and Global Merchant Banking.
3. In April 2004, Fixed Income, Equity and certain functions of Investment Banking were consolidated to create Global Markets.
4. Global Markets figures up to FY2004.3 are the total of Fixed Income and Equity and differ slightly in composition from those of FY2005.3 onward.
5. In January 2006, certain functions of Other business were integrated into Asset Management. Certain reclassifications of previously reported amounts have been made to conform to the current presentation.
35.7 79.5 81.2 197.2 160.9
93.6 120.8 60.2 157.7 58.8
12.8 17.2 29.2 51.5 44.4
-15.3 0.5 -3.0 55.4 52.8
4.0 0.5 10.0 20.6 36.5
130.8 218.5 177.5 482.5 353.3
-41.6 7.0 10.1 -30.5 23.9
89.2 225.5 187.6 452.0 377.3
-43.0 54.7 8.4 59.3 -38.2
1.2 2.4 8.9 -65.7 -17.3
Income from continuing
operations before income taxes
47.4 282.7 204.8 445.6 321.8
Income from discontinued
operations before income taxes
- - - 99.4 -
Total
47.4 282.7 204.8 545.0 321.8
FY2007.3 FY2005.3 FY2006.3
US GAAP
Domestic Retail
Global Markets
Global Investment Banking
Global Merchant Banking
Asset Management
5 Business Segment Total
Unrealized gain (loss) on investments in equity
securities held for operating purposes
Effects of consolidation/deconsolidation of certain
private equity investee companies
FY2003.3 FY2004.3
Other
Segment Total

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